UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

TABLE OF CONTENTS

Item

1. English translation of the letter sent to the Comisión Nacional de Valores (the Argentine Securities Commission) dated June 6, 2016, relating to the Board of Directors’ Report in accordance with Title III, Chapter II, Section 3 of the Argentine Securities Commission (CNV) Regulations (RT 2013) on Tender Offers.

2. English translation of the Report of Petrobras Argentina S.A.’s Board of Directors issued on June 3, 2016 on the fairness of the Price Offered by Pampa within the framework of the MTO, in compliance with the provisions of Title III, Chapter II, Section 3 of the CNV Regulations (RT 2013).

3. English translation of pertinent part of Minutes of the Company’s Board of Directors’ Meeting No. 2538 including the transcription of the Board of Directors’.

4. English translation of copy of the opinion provided by independent appraiser hired by the Company, Deloitte SC, according to the applicable laws and regulations.

5. English translation of copy of the opinion provided by independent appraiser hired by the Company, Pistrelli, Henry Martin y Asesores S.R.L., a member firm of Ernst & Young, according to the applicable laws and regulations.

Table of Content

PETROBRAS ARGENTINA S.A.

Autonomous City of Buenos Aires, June 6, 2016

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Autonomous City of Buenos Aires

Re.: Board of Directors’ Report in accordance with Title III, Chapter II, Section 3 of the Argentine Securities Commission (CNV) Regulations (RT 2013) on Tender Offers.

Dear Sirs:

This is to inform you, in my capacity as Head of Market Relations of Petrobras Argentina S.A. (the “Company”), that attached hereto you will find the following documents related to the Mandatory Tender Offer (“MTO”) announced by Pampa Energía S.A. (“Pampa”) on May 20 of this year:

1) Report of Petrobras Argentina S.A.’s Board of Directors issued on June 3, 2016 on the fairness of the Price Offered by Pampa within the framework of the MTO, in compliance with the provisions of Title III, Chapter II, Section 3 of the CNV Regulations (RT 2013).

2) Pertinent part of Minutes of the Company’s Board of Directors’ Meeting No. 2538 including the transcription of the Board of Directors’ Report mentioned in item 1).

3) Copy of the opinions provided by the two (2) independent appraisers hired by the Company, Deloitte SC and Pistrelli, Henry Martin y Asesores S.R.L., a member firm of Ernst & Young, according to the applicable laws and regulations.

Sincerely yours,

GABRIEL SCAGNETTI

Market Relations

Table of Content

Report of Petrobras Argentina S.A.’s Board of Directors

1. DETAILED REPORT ON THE MANDATORY TENDER OFFER (MTO).

1.1 Framework of the Board of Directors’ report.

This report has been prepared as a result of the mandatory tender offer (MTO) notified by Pampa Energía S.A. (“Pampa” and/or the “Offeror”) to Petrobras Argentina S.A. (“PESA”) on May 20, 2016.

Although Pampa Energía S.A.’s notice informs on the MTO and a Voluntary Exchange Offer, in accordance with the provisions of Title III, Chapter II, Article I, section 3. c.1) and Article V, section 39 of the same Chapter, and the provisions of Capital Market Law No. 26.831 (“Capital Market Law”), Sections 86, 87 et seq., the Board of Directors is required to pass exclusively on the MTO.

Consequently, this report does not cover the Voluntary Exchange Offer.

1.2 Non-participation of Non-independent Directors.

Non-independent Directors designated by Petróleo Brasileiro S.A. – PETROBRAS did not participate in the discussion and voting of the MTO within the Board of Directors, and therefore they do not participate in this report.

In this regard, the following was said at the meeting held on the date hereof:

“the Chairman takes the floor and states that there is a conflict of interest of the directors indicated by the controlling shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) for the consideration of this matter since: (i) Petrobras has already stated its position and approved the conditions of this transaction and (ii) this matter affects the exclusive interests of minority shareholders, and (iii) it has no relation with PESA’s operations. Consequently, in order to allow Independent Directors’ position to prevail and enforce the will of the Board members representing minority shareholders’ interests, the Chairman states that the directors indicated by Petrobras should not participate in the consideration of this matter and issue an opinion on the Price offered by Offeror within the framework of the MTO. Therefore, Directors André Lima Cordeiro, Jorge José Nahas Neto, Carlos Alberto Pereira de Oliveira, Guilherme Pontes Galvão França, Marcos Benício Pompa Antunes and Maelcio Mauricio Soares abstain from considering and voting on this matter“.

1.3 Description of the MTO

The terms and conditions of the Tender Offer that the Board of Directors of the Company took into account for this Report are those detailed in the MTO announcement published by Pampa Energía S.A. on May 22, 23 and 24, 2016 in newspaper La Prensa and notified to the Company on May 20, 2016.

1.3.1 Background

PESA is a Corporation (sociedad anónima) organized and existing under the Argentine laws, with its principal place of business located at the Autonomous City of Buenos Aires. PESA’s subscribed, issued and paid in capital stock amounts to 2,019,236,820 Class B common shares entitled to one vote each and with a nominal value of AR$1 per share.

On May 3, 2016, Pampa informed the CNV and Mercado de Valores de Buenos Aires (“MERVAL”) its intention to acquire, on an indirect basis, the total capital stock of Petrobras Participaciones S.L. (Spanish Company 100% controlled by Petróleo Brasíleiro S.A. through Petrobras International Braspetro B.V.), direct holder of 1,356,791,556 Class B shares, representing 67,1933% of the capital stock and voting rights of PESA (the “Transaction").

On May 12, 2016, Pampa’s Board of Directors and Petróleo Brasileiro S.A.’s Executive Management Board and Board of Directors approved the Transaction for a base price of US$892,000,000 for 100% of Petrobras Participaciones S.L. which in turn controls 67,1933% of PESA’s capital stock.

On May 13, 2016, the parties signed a sale and purchase agreement to implement the Transaction, together with all annexes and supplementary documents.

On May 20, 2016, Pampa notified the Company’s Board of Directors of its decision to promote a mandatory cash tender offer and a voluntary exchange offer for all Class B Common Shares issued by PESA that are not owned by the Offeror at the time of the offer.

1.3.2 Notice received from Pampa Energía S.A.

The following is the Tender Offer announcement contained in such notice:

“IMPORTANT NOTICE: The authorization to make the mandatory tender offer and voluntary exchange described in this announcement (the “Announcement”) shall be requested from the Argentine Securities Commission in accordance with the rules in force within the following ten (10) business days, therefore it has not been granted yet. Thus, the information is subject to changes and amendments and cannot be considered as final.

PAMPA ENERGÍA S.A.

Mandatory Tender Offer and Voluntary Exchange of Shares of PETROBRAS ARGENTINA S.A.

Pursuant to the provisions of sections 87 et seq. of Capital Market Law No. 26.831 (“Capital Market Law”) and Title III, Chapter II, Section II of the CNV regulations (Restated text 2013) (the “CNV Regulations”) on mandatory tender offers in connection with a change of control and indirect acquisition of a significant ownership interest, Pampa Energía S.A. (“Pampa Energía” or the “Offeror”) promotes and formulates, subject to the fulfillment of certain conditions precedent, a mandatory cash tender offer and voluntary exchange offer of shares (the “Offer”) directed to all shareholders holding Class “B” common shares in book entry form, with a nominal value of one peso (AR$1) each and one vote per share, currently issued and outstanding of Petrobras Argentina S.A. (“Petrobras Argentina”), free and clear of all liens, pledges or precautionary measures and that are not directly or indirectly owned by the Offeror at the time of the Offer (the “Shares”). The Shares are listed on the Mercado de Valores de Buenos Aires S.A. (“Merval”) under the symbol “PESA”. The Offer shall be carried out by Pampa Energía on the terms and conditions stated in the prospectus that will be timely published (the “Prospectus”) and in the other documents of the Offer. The principal terms and conditions of the Offer are described below.

1) The Offeror.

Pampa Energía is a corporation (sociedad anónima) organized under the laws of Argentina with headquarters located at Ortiz de Ocampo 3302, building 4, City of Buenos Aires, Argentina. Pampa Energía’s shares are listed on MERVAL under the symbol PAMP and on the New York Stock Exchange under the symbol PAM.

2) Background.

Pursuant to the sale and purchase agreement dated May 13, 2016 entered into by and between Petrobras International Braspetro B.V. as seller (the “Seller”), Petróleo Brasileiro S.A.-Petrobras, solely as guarantor of the Seller, and Pampa Energía as buyer (the “Sale and Purchase Agreement”), the Offeror agreed, subject to the fulfillment of certain conditions precedent, to acquire from the Seller, on the closing date, shares representing 100% of the capital stock and voting rights of Petrobras Participaciones S.L. (“Petrobras Participaciones”), a corporation that is the holder of 1,356,791,556 Class “B” common shares, in book entry form, with a nominal value of one peso (AR$1) each and one vote per Petrobras Argentina share, representing 67.1933% of the capital stock and voting rights of Petrobras Argentina (the “Transaction”). At the closing of the Transaction, Pampa Energía shall be the new indirect controlling shareholder of Petrobras Argentina.

The Offer shall consist of (i) a mandatory tender offer for the Shares at a price per Share to be paid in cash, in pesos, in the Argentina Republic (the “Mandatory Tender Offer”), and (ii) a voluntary exchange offer of the Shares for common shares of Pampa Energía at the exchange ratio described in item 4) of this Announcement (the “Voluntary Exchange Offer”).

On May 20, 2016, Pampa Energía’s Board of Directors approved (i) to carry out the Offer, declaring that Pampa Energía has available economic resources to pay the total amount of the Mandatory Tender Offer and (ii) to call a regular and special general shareholders’ meeting to be held on June 22, 2016, to approve, among other things, a capital increase in an amount of up to AR$320,000,000 to be subscribed with the shares of Petrobras Argentina of the holders who accept the Voluntary Exchange Offer. It is noted that, if there are offers to tender shares in the Voluntary Exchange Offer in an amount of shares that exceeds the maximum number of shares established for the Voluntary Exchange Offer, the Offeror shall carry out the pertinent pro rata apportionment among the participating shareholders, fully in accordance with the provisions of the Prospectus.

The holders of the Shares may elect to participate in the Mandatory Tender Offer or the Voluntary Exchange Offer or to maintain their shareholdings.

The Mandatory Tender Offer shall not be subject to minimum or maximum amount of the Shares to be acquired, and shall be carried out regardless of the number of acceptances received.

The acceptance of the Offer by Petrobras Argentina’s shareholders is voluntary.

3) Price of the Mandatory Tender Offer.

As sole consideration and according to the guidelines set forth in the Capital Market Law and in the CNV Regulations, the Offeror shall offer to pay the holders who elect to participate in the Mandatory Tender Offer a fixed price, in pesos, payable in the Argentine Republic (the “Price”). The Price shall be determined and informed in the prospectus and in the documents of the Offer.

With regard to the Price, the Offeror informs that it is in a position to offer to pay for the Shares the same price per share that the Seller has agreed to pay for the shares of Petrobras Participaciones. As it was announced to the market, the base price proposed for the Transaction amounts to US$892,000,000 (the “Base Price”). This Base Price is subject to certain adjustments agreed in the Sale and Purchase Agreement, which the Offeror does not believe to be significant. Therefore, the final price that will be paid to the Seller shall not vary substantially from the Base Price; the Offeror estimates that the price variation due to the effect of these adjustments will not exceed plus or minus 3%. Consequently, in order to translate the aggregate price of the Transaction into the price per share of Petrobras Argentina to be paid in the Mandatory Tender Offer, the price of U$892,000,000 must be divided by the total amount of shares of Petrobras Argentina owned by Petrobras Participaciones, i.e. 1,356,791,556 Class B shares, which indirectly implies a price of US$0.6574 per share. The price per share of the Mandatory Tender Offer may be adjusted upwards or downwards as a result of the adjustments to the Base Price set forth in the Sale and Purchase Agreement and shall be converted into pesos at the official sell exchange rate of Banco Nación Argentina on the closing date of the Transaction. As an example only, the Price converted into pesos at the official sell exchange rate of Banco Nación Argentina on the date of this Announcement is AR$9.40 per Petrobras Argentina share. Likewise, for the determination of the Price, the Offeror has received the opinion of two independent appraisers, Puente S.A. and Finanzas & Gestión S.A., pursuant to the provisions of Title III, Chapter II, Article I, Section 5 of the CNV Regulations. Those opinions are presented to the CNV along with the Offer and are available to the investing public at the Financial Information Highway of CNV (AIF, for its acronym in Spanish) or MERVAL’s regular systems (including the daily bulletin published by the Buenos Aires Stock Exchange).

Consequently, without prejudice to what was said above in respect of the Base Price of the Transaction, the Offeror confirms that, in accordance with the provisions of the Capital Market Law and the CNV Regulations, the price of the Mandatory Cash Tender Offer shall in no case be less than the average trading price on the Stock Exchange for the six-month period immediately preceding the Announcement and shall always be within the range of prices established by the independent appraisers.

4) Exchange Ratio for the Voluntary Exchange Offer.

As sole consideration for the participation of shareholders in the Voluntary Exchange Offer, Pampa Energía shall deliver Pampa shares for Petrobras Argentina shares, at the exchange ratio established based on the price per share of Petrobras Argentina fixed for the Mandatory Tender Offer: weighted average trading price of the Offeror’s shares for the 5 days prior to the commencement of the offer acceptance period (“Pampa Average Price”) / Price per Petrobras Argentina share fixed for the Mandatory Tender Offer, with the Shareholders’ Meeting that approves the capital increase being able to delegate to the Board of Directors of the Offeror the determination of an adjustment factor for this exchange ratio of plus or minus 10% of Pampa Average Price.

5) Conditions of the Offer.

The Offer is subject to the fulfillment of the following conditions, among others to be specified in the Prospectus:

* That the closing of the Transaction is completed and the Seller’s shares of Petrobras Participaciones are transferred to Pampa Energía.

* That the CNV authorization to carry out the Offer on the terms proposed by Pampa Energía is obtained and maintained.

* That the authorization of the Securities and Exchange Commission to carry out the International Offer (as such term is defined below) is obtained and maintained.

6) Deadline and terms for accepting the Offer.

The deadline for accepting the Offer, the procedure and the other final terms and conditions of the Offer shall be informed by notices in this newspaper and through the publication of the Prospectus, and all of them shall be published once the necessary authorizations have been obtained and the conditions for the Offer to be carried out have been fulfilled.

7) Simultaneous international offer.

Simultaneously with the Offer, Pampa Energía shall carry out a public offer directed to all  holders of American Depositary Receipts (ADRs) of Petrobras Argentina (“Petrobras Argentina ADRs”), so that (i) the holders of Petrobras Argentina ADRs can participate in the Mandatory Tender Offer and so as to (ii) offer the exchange of Petrobras Argentina ADRs for Pampa Energía ADRs, at an exchange ratio equal to the exchange ratio established for the Voluntary Exchange Offer, adjusted by the multiple of ADR/share ratio (the “International Offer”).

8) Other considerations.

In accordance with what has been previously informed and with the intention of providing all relevant information, the Offeror informs that it is currently evaluating the possibility, once the Transaction is closed and the Mandatory Tender Offer and Voluntary Exchange Offer are completed, of merging Pampa with Petrobras Argentina, with Pampa as the acquiring company, all of which after a thorough analysis has been completed and submitted for consideration of the Board of Directors and shareholders’ meetings of both companies.

 This announcement and the information contained herein is for information purposes only and does not constitute and shall not be construed as a tender offer or share exchange offer or an invitation to transfer shares (including, without limitation, the Shares). The final terms and conditions of the Offer shall be described in the Prospectus and in any other document in connection with the Offer, once the necessary approvals and authorizations are obtained.

Buenos Aires, May 20, 2016.”

1.3.3 Independent appraisers’ opinions attached to the MTO

The MTO is accompanied by two reports of independent appraisers on the fair price range for the Company’s share.

These reports were issued by Puente Hermanos S.A. (“Puente”) and Finanzas & Gestión S.A. (“Finanzas & Gestión”) and are described below.

1.3.3.1  Puente Hermanos S.A.’s opinion

Methods used:

A. Equity value of the Shares

B. Discounted Cash Flow

C. Indicators applicable to companies with comparable businesses.

D. Average price of securities traded during the six month period prior to the effective date.

The weight assigned by Puente to each of these methods for determining a price range is:

A. 5%

B. 80%

C. 5%

D. 10%

Conclusion:

According to Puente’s report, the estimated fair price range for PESA is AR$ 8.79 - AR$ 9.72 per share.

1.3.3.2 Finanzas & Gestión S.A.’s opinion

Methods used:

A. Equity value of the Shares

B. Discounted Cash Flow

C. Average price of securities traded during the six month period prior to the effective date.

The weight assigned by Finanzas & Gestión to each of these methods for determining a price range is:

A. 10%

B. 60%

C. 30%

Conclusion:

According to Finanzas & Gestión’s report, the estimated fair price range for PESA is AR$ 8.69 - AR$ 9.53 per share.

2. INDEPENDENT APPRAISERS HIRED BY PETROBRAS ARGENTINA S.A.

In accordance with the CNV Regulations, in connection with the Price Offered and for the purposes of this Report, the Board of Directors of the Company resolved to hire the services of Deloitte SC (“Deloitte”) and Pistrelli, Henry Martin y Asesores S.R.L. (“E&Y”), a member firm of Ernst & Young, (collectively, “the independent appraisers”) to provide two independent analyses from the financial perspective, analyzing if the Price Offered by the Offeror can be reasonably considered fair under normal and customary market conditions, and issuing their respective Fairness Opinion reports in accordance with the framework set forth by the Regulations.

2.1 E&Y’s Opinion

On June 3, 2016, the Board of Directors of the Company received the report from E&Y, who made its valuation as of May 20, 2016, i.e., the date of the MTO announcement by the Offeror, as detailed below:

Methods used:

A. Discounted Cash Flow

B. Average price of securities traded during the six month period prior to the valuation date

C. Equity Value of the Shares

The weight assigned by E&Y to each of these methods for determining a price range is:

A. 80%

B. 15%

C. 5%

Conclusion:

Based on the scope of work requested, the procedures conducted by E&Y, and the business performance assumptions defined and provided by PESA’s Management, they conclude that the price of PESA share as of May 20, 2016 is between the following price ranges, depending on the alternative that is finally selected: (a) AR$ 10.01 - AR$ 11.01 without considering the extension of Río Neuquén; or (b) AR$ 13.62 - AR$ 15.25 considering the extension of Río Neuquén.

2.2 Deloitte’s Opinion.

On June 3, 2016, the Board of Directors of the Company received the report from Deloitte, who made its valuation as of May 17, 2016, as detailed below:

Methods used:

A. Equity Value of the Shares

B. Discounted Cash Flow

C. Indicators applicable to companies with comparable businesses

D. Market price of the share

The weight assigned by Deloitte to each of these methods for determining a price range is:

A. 5%

B. 75%

C. 5%

D. 15%

Conclusion:

According to Deloitte’s report, the estimated fair price range for PESA is AR$ 11.00 - AR$ 14.22 per share.

3. OPINION ON THE FAIRNESS OF THE PRICE OFFERED AND TECHNICAL RECOMMENDATION

In order to issue its opinion and make a technical recommendation, the Board of Directors of PESA -consisting solely of Independent Directors for the consideration of this item - took into account that the aforesaid transaction falls within scope of the divestment program of Petróleo Brasileiro S.A. – PETROBRAS and that the price accepted by the controlling shareholder is, as informed to the Directors, in line with the parameters of its strategy, and it may coincide or not with the interests of the other shareholders.

Based on the conclusions drawn from the aforesaid reports of independent appraisers and the report prepared by PESA’s Strategy, Planning and Performance Department which was submitted to the Board of Directors’ meeting held on the date hereof, the Board of Directors of the Company considers that the Price Offered is below the estimates provided by the aforesaid independent appraisers hired by the Company and the estimates of the Strategy, Planning and Performance Department.

In this context, considering the nature and the terms of the MTO that comprise the possible acquisition of all Class B shares of the Company, and the circumstances described above, the Board of Directors of the Company does not recommend the Shareholders, as long as the MTO is effective, to consider the Offered Price as a fair base price. This statement must be read taking into account what is stated in item 4 “Clarification about the limitations of the Board of Directors’ recommendation”.

The resolution adopted reads as follows:

“Then, non-independent Directors specified above leave the meeting for Independent Directors to deal with the item under consideration. Independent Directors, with the presence of the Regular Member of the Statutory Syndic Committee Juan Carlos Cincotta, analyze the documentation submitted and discuss the same in order to prepare the report required under applicable rules. Then, the Directors who left the Meeting return and Independent Directors state that considering the reports submitted by the independent appraisers and the work performed and the presentation made by PESA’s Strategy, Planning and Performance Department, the Board, by computable votes with the abstentions indicated, unanimously resolved to: (i) opine that the Price offered by Offeror within the MTO framework is not fair at the time of the MTO; and (ii) approve the Board of Directors’ report regarding the MTO prepared by the Independent Directors and which is hereinafter transcribed including the technical recommendation by Roberto Luis Monti, Roberto Alejandro Fortunati and Cedric Bridger (represented by Roberto Luis Monti) regarding the MTO”.

4. CLARIFICATION ABOUT THE LIMITATIONS OF THE BOARD OF DIRECTORS’ RECOMMENDATION

Without prejudice to the foregoing, the Shareholders must take the following into account:

i. The recommendation of the Board of Directors of the Company is not binding on the Shareholders;

ii. The opinion of the Board of Directors of the Company must be understood as an additional element, among others, to be considered by the Shareholders, and therefore it should not be a decisive factor for the decision to be made by such Shareholders with respect to the MTO;

iii. In the decision making process, shareholders must pay special attention to certain facts of the case: (a) there is a significant dispersion among the valuations provided by the different independent appraisers, the current trading price of the share, the estimates of PESA’s Strategy, Planning and Performance Department, the value of the transaction between Pampa and Petrobras, and the price of the MTO, an scenario that explains the difficulty in weighing the variables involved in an estimate of this kind; (b) there are significant uncertainties inherent in a business subject to regulations that have a strong influence on the development of its activities; and (c) the international oil price is experiencing high volatility and therefore the different future performance assumptions have a strong impact on the estimates made;

iv. The acceptance or rejection of the MTO must be the result of an individual analysis made by each Shareholder in accordance with its particular circumstances and based, if the Shareholder deems it necessary and/or convenient, on consultations with its own advisors on legal, commercial, financial, tax or other matters related to the MTO; and

v. The offer is subject to the conditions stated in the notice sent by Pampa and transcribed in paragraph 1.3.2. of this report.

5. MATERIAL DECISIONS MADE OR MATERIAL UPCOMING OR POSSIBLE DECISIONS

At the time of dealing with this recommendation, the Board of Directors adopted the following decisions which will be publicly disclosed in accordance with the regulations of the Argentine Securities Commission:

- Termination by settlement of the arbitration with Methanex and the Natural Gas Supply Agreement by payment from Pesa to Methanex of the amount of US$ 32.5 million (subject to approval by Pampa).

- Execution of an Agreement with the Province of Neuquén for the granting of a Non-Conventional Concession in the Río Neuquén area, for thirty-five (35) years.

The exchange of the outstanding Corporate Bonds due May 2017 for new securities to be issued is under consideration.

6. AGREEMENTS BETWEEN PESA AND THE OFFEROR

At the time of dealing with this recommendation, the Board of Directors informs that PESA and Pampa have the following agreements:

- Joint Venture (Unión Transitoria de Empresas) with Petrolera Pampa S.A. for investments in El Mangrullo area.

- Shareholders’ Agreement for Compañía de Inversiones en Energía S.A. (CIESA) and Transportadora de Gas del Sur S.A. (TGS).

7. AGREEMENTS BETWEEN THE MEMBERS OF THE BOARD OF DIRECTORS AND THE OFFEROR

There are no agreements between the members of the Board of Directors of the Company and the Offeror.

8. ACCEPTANCE OR REJECTION BY DIRECTORS OR MANAGERS WHO ARE SHAREHOLDERS

Based on the information provided, the Directors and Senior Managers of the Company do not hold shares issued by the Company.

Buenos Aires, June 3, 2016

The Board of Directors

Table of Content

MINUTES No. 2538

In the Autonomous City of Buenos Aires, on this third day of the month of June of the year 2016, a meeting is held at 11.30 a.m. at the principal place of business located at Maipú 1 by the Directors of PETROBRAS ARGENTINA S.A. (“PESA” or the “Company”) whose signatures appear below and Directors André Lima Cordeiro, Jorge José Nahas Neto, Guilherme Pontes Galvão França and Carlos Alberto Pereira de Oliveira, who are in the city of Rio de Janeiro, Brazil, remotely communicated via video conference and whose transmission data are the following: Video conference Identification: General ID: 32094, IP contact number in Río de Janeiro: 10.254.229.137 and IP contact number at the video conference center in Buenos Aires: 172.25.70.44, using RMX Manager Software, Version 8.5.3.47. The Regular member of the Statutory Syndic Committee Juan Carlos Cincotta is also present thereat and signs below as evidence of his attendance at the meeting and the regular character of the same. André Lima Cordeiro, in his capacity as Chairman, takes the floor and states that as a result of the notice received on the date hereof about Regular Director Cedric Bridger’s inability to attend the meeting in person, the meeting must consider his participation via video conference and the pertinent authorization for Director Roberto Monti to vote in his name. In this respect, the Chairman proposes to accept Regular Director Cedric Bidger’s participation in this meeting via video conference and the authorization to delegate voting rights to Director Roberto Monti. The Board of Directors unanimously approved the above proposal. Then, the Chairman welcomes all those attending the meeting and states that since the necessary quorum to validly hold the meeting is present, the Board of Directors’ meeting is called to order to deal with the following Agenda: (…) Then the next and last item to come before the meeting is item Three of the Agenda: 3. ANNOUNCEMENT BY PAMPA ENERGíA S.A. OF THE MANDATORY TENDER OFFER (“MTO”) FOR PETROBRAS ARGENTINA S.A.’S SHARES – BOARD OF DIRECTORS’ OPINION REPORT ON THE FAIRNESS OF THE PRICE OF THE MANDATORY TENDER OFFER AND TECHNICAL RECOMMENDATION; AND COMPLIANCE WITH OTHER REQUIREMENTS SET BY THE ARGENTINE SECURITIES COMMISSION (“CNV”). Daniel Casal, Executive Manager of Legal Affairs, informs that, as those present at meeting know, on May 20, 2016, Pampa Energía S.A. (“Pampa” or “Offeror”) notified the Company of its decision to make a Mandatory Cash Tender Offer and a voluntary exchange offer for all Class B Common Shares issued by PESA that are not owned by Offeror at the time of the offer. Consequently and pursuant to the provisions of Section 87 et seq of Capital Market Law No. 26.831 and Title III, Chapter II, Section 3 of the RT 2013 of the CNV regulations (“Regulations”), the Board of Directors shall: (i) give an opinion on the fairness of the Price Offered in the tender offer and make a technical recommendation as to whether accept the offer or not. In addition, the Board shall inform the opinion provided by two independent appraisers and the main items of the opinion; (ii) inform any decision already made or any upcoming decision or any decision under analysis and with reasonable chances to be adopted, which, at the directors’ opinion is material for offer acceptance or rejection purposes; and (iii) inform the acceptance or rejection of the offer by directors and senior managers who are shareholders of the issuer. The report shall be drawn within 15 consecutive days following reception of the MTO Announcement made by Pampa Energía S.A. Along these lines and in order for the Company’s Board to issue an opinion, Director Maelcio Mauricio Soares informs that two independent appraisers, Deloitte SC (“Deloitte”) and Pistrelli, Henry Martin y Asesores S.R.L. (“E&Y”), a member firm of Ernst & Young, have been hired to provide a valuation report from a financial perspective including an analysis as to whether the Price Offered by Offeror is reasonably considered fair under normal and customary market conditions and Fairness Opinion reports to be issued according to the CNV Regulations. Then, the Directors review Deloitte and E&Y’s reports, considering the quotes taken into account by the different appraisers, the methods applied thereby as required by applicable rules, the relevant weight assigned and the specific calculation formulae attached as annexes to each report and the conclusions drawn by each appraiser. Then, Alfredo Guía Díaz, Strategy, Planning and Performance Executive Manager, takes the floor and provides a comparison of the conclusions drawn by the Offeror’s appraisers, the appraisers hired by the Company as well as the opinion of PESA Management on PESA’s valuation and regarding the fairness of the Price Offered by Offeror. Then, the Chairman takes the floor and states that there is a conflict of interest of the directors indicated by the controlling shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) for the consideration of this matter since: (i) Petrobras has already stated its position and approved the conditions of this transaction and (ii) this matter affects the exclusive interests of minority shareholders, and it has no relation with PESA’s operations. Consequently, in order to allow Independent Directors’ position to prevail and enforce the will of the Board members representing minority shareholders’ interests, the Chairman states that the directors indicated by Petrobras should not participate in the consideration of this matter and issue an opinion on the Price offered by Offeror within the framework of the MTO. Therefore, Directors André Lima Cordeiro, Jorge José Nahas Neto, Carlos Alberto Pereira de Oliveira, Guilherme Pontes Galvão França, Marcos Benício Pompa Antunes and Maelcio Mauricio Soares abstain from considering and voting on this matter. Then, non-independent Directors indicated above leave the meeting for Independent Directors to deal with the item under consideration. Independent Directors, with the presence of the Regular Member of the Statutory Syndic Committee Juan Carlos Cincotta, analyze the documentation submitted and discuss the same in order to prepare the report required under applicable rules. Then, the Directors who left the Meeting return and Independent Directors state that considering the reports submitted by the independent appraisers and the work performed and the presentation made by PESA’s Strategy, Planning and Performance Department, the Board, by computable votes with the abstentions indicated, unanimously resolved to: (i) opine that the Price offered by Offeror within the MTO framework is not fair at the time of the MTO; and (ii) approve the Board of Directors’ report regarding the MTO prepared by the Independent Directors and which is hereinafter transcribed including the technical recommendation by Roberto Luis Monti, Roberto Alejandro Fortunati and Cedric Bridger (represented by Roberto Luis Monti) regarding the MTO.-

Report of Petrobras Argentina S.A.’s Board of Directors

1. DETAILED REPORT ON THE MANDATORY TENDER OFFER (MTO).

1.1 Framework of the Board of Directors’ report.

This report has been prepared as a result of the mandatory tender offer (MTO) notified by Pampa Energía S.A. (“Pampa” and/or the “Offeror”) to Petrobras Argentina S.A. (“PESA”) on May 20, 2016.

Although Pampa Energía S.A.’s notice informs on the MTO and a Voluntary Exchange Offer, in accordance with the provisions of Title III, Chapter II, Article I, section 3. c.1) and Article V, section 39 of the same Chapter, and the provisions of Capital Market Law No. 26.831 (“Capital Market Law”), Sections 86, 87 et seq., the Board of Directors is required to pass exclusively on the MTO.

Consequently, this report does not cover the Voluntary Exchange Offer.

1.2 Non-participation of Non-independent Directors.

Non-independent Directors designated by Petróleo Brasileiro S.A. – PETROBRAS did not participate in the discussion and voting of the MTO within the Board of Directors, and therefore they do not participate in this report.

In this regard, the following was said at the meeting held on the date hereof:

“the Chairman takes the floor and states that there is a conflict of interest of the directors indicated by the controlling shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) for the consideration of this matter since: (i) Petrobras has already stated its position and approved the conditions of this transaction and (ii) this matter affects the exclusive interests of minority shareholders, and (iii) it has no relation with PESA’s operations. Consequently, in order to allow Independent Directors’ position to prevail and enforce the will of the Board members representing minority shareholders’ interests, the Chairman states that the directors indicated by Petrobras should not participate in the consideration of this matter and issue an opinion on the Price offered by Offeror within the framework of the MTO. Therefore, Directors André Lima Cordeiro, Jorge José Nahas Neto, Carlos Alberto Pereira de Oliveira, Guilherme Pontes Galvão França, Marcos Benício Pompa Antunes and Maelcio Mauricio Soares abstain from considering and voting on this matter“.

1.3 Description of the MTO

The terms and conditions of the Tender Offer that the Board of Directors of the Company took into account for this Report are those detailed in the MTO announcement published by Pampa Energía S.A. on May 22, 23 and 24, 2016 in newspaper La Prensa and notified to the Company on May 20, 2016.

1.3.1 Background

PESA is a Corporation (sociedad anónima) organized and existing under the Argentine laws, with its principal place of business located at the Autonomous City of Buenos Aires. PESA’s subscribed, issued and paid in capital stock amounts to 2,019,236,820 Class B common shares entitled to one vote each and with a nominal value of AR$1 per share.

On May 3, 2016, Pampa informed the CNV and Mercado de Valores de Buenos Aires (“MERVAL”) its intention to acquire, on an indirect basis, the total capital stock of Petrobras Participaciones S.L. (Spanish Company 100% controlled by Petróleo Brasíleiro S.A. through Petrobras International Braspetro B.V.), direct holder of 1,356,791,556 Class B shares, representing 67,1933% of the capital stock and voting rights of PESA (the “Transaction").

On May 12, 2016, Pampa’s Board of Directors and Petróleo Brasileiro S.A.’s Executive Management Board and Board of Directors approved the Transaction for a base price of US$892,000,000 for 100% of Petrobras Participaciones S.L. which in turn controls 67,1933% of PESA’s capital stock.

On May 13, 2016, the parties signed a sale and purchase agreement to implement the Transaction, together with all annexes and supplementary documents.

On May 20, 2016, Pampa notified the Company’s Board of Directors of its decision to promote a mandatory cash tender offer and a voluntary exchange offer for all Class B Common Shares issued by PESA that are not owned by the Offeror at the time of the offer.

1.3.2 Notice received from Pampa Energía S.A.

The following is the Tender Offer announcement contained in such notice:

“IMPORTANT NOTICE: The authorization to make the mandatory tender offer and voluntary exchange described in this announcement (the “Announcement”) shall be requested from the Argentine Securities Commission in accordance with the rules in force within the following ten (10) business days, therefore it has not been granted yet. Thus, the information is subject to changes and amendments and cannot be considered as final.

PAMPA ENERGÍA S.A.

Mandatory Tender Offer and Voluntary Exchange of Shares of PETROBRAS ARGENTINA S.A.

Pursuant to the provisions of sections 87 et seq. of Capital Market Law No. 26.831 (“Capital Market Law”) and Title III, Chapter II, Section II of the CNV regulations (Restated text 2013) (the “CNV Regulations”) on mandatory tender offers in connection with a change of control and indirect acquisition of a significant ownership interest, Pampa Energía S.A. (“Pampa Energía” or the “Offeror”) promotes and formulates, subject to the fulfillment of certain conditions precedent, a mandatory cash tender offer and voluntary exchange offer of shares (the “Offer”) directed to all shareholders holding Class “B” common shares in book entry form, with a nominal value of one peso (AR$1) each and one vote per share, currently issued and outstanding of Petrobras Argentina S.A. (“Petrobras Argentina”), free and clear of all liens, pledges or precautionary measures and that are not directly or indirectly owned by the Offeror at the time of the Offer (the “Shares”). The Shares are listed on the Mercado de Valores de Buenos Aires S.A. (“Merval”) under the symbol “PESA”. The Offer shall be carried out by Pampa Energía on the terms and conditions stated in the prospectus that will be timely published (the “Prospectus”) and in the other documents of the Offer. The principal terms and conditions of the Offer are described below.

1) The Offeror.

Pampa Energía is a corporation (sociedad anónima) organized under the laws of Argentina with headquarters located at Ortiz de Ocampo 3302, building 4, City of Buenos Aires, Argentina. Pampa Energía’s shares are listed on MERVAL under the symbol PAMP and on the New York Stock Exchange under the symbol PAM.

2) Background.

Pursuant to the sale and purchase agreement dated May 13, 2016 entered into by and between Petrobras International Braspetro B.V. as seller (the “Seller”), Petróleo Brasileiro S.A.-Petrobras, solely as guarantor of the Seller, and Pampa Energía as buyer (the “Sale and Purchase Agreement”), the Offeror agreed, subject to the fulfillment of certain conditions precedent, to acquire from the Seller, on the closing date, shares representing 100% of the capital stock and voting rights of Petrobras Participaciones S.L. (“Petrobras Participaciones”), a corporation that is the holder of 1,356,791,556 Class “B” common shares, in book entry form, with a nominal value of one peso (AR$1) each and one vote per Petrobras Argentina share, representing 67.1933% of the capital stock and voting rights of Petrobras Argentina (the “Transaction”). At the closing of the Transaction, Pampa Energía shall be the new indirect controlling shareholder of Petrobras Argentina.

The Offer shall consist of (i) a mandatory tender offer for the Shares at a price per Share to be paid in cash, in pesos, in the Argentina Republic (the “Mandatory Tender Offer”), and (ii) a voluntary exchange offer of the Shares for common shares of Pampa Energía at the exchange ratio described in item 4) of this Announcement (the “Voluntary Exchange Offer”).

On May 20, 2016, Pampa Energía’s Board of Directors approved (i) to carry out the Offer, declaring that Pampa Energía has available economic resources to pay the total amount of the Mandatory Tender Offer and (ii) to call a regular and special general shareholders’ meeting to be held on June 22, 2016, to approve, among other things, a capital increase in an amount of up to AR$320,000,000 to be subscribed with the shares of Petrobras Argentina of the holders who accept the Voluntary Exchange Offer. It is noted that, if there are offers to tender shares in the Voluntary Exchange Offer in an amount of shares that exceeds the maximum number of shares established for the Voluntary Exchange Offer, the Offeror shall carry out the pertinent pro rata apportionment among the participating shareholders, fully in accordance with the provisions of the Prospectus.

The holders of the Shares may elect to participate in the Mandatory Tender Offer or the Voluntary Exchange Offer or to maintain their shareholdings.

The Mandatory Tender Offer shall not be subject to minimum or maximum amount of the Shares to be acquired, and shall be carried out regardless of the number of acceptances received.

The acceptance of the Offer by Petrobras Argentina’s shareholders is voluntary.

3) Price of the Mandatory Tender Offer.

As sole consideration and according to the guidelines set forth in the Capital Market Law and in the CNV Regulations, the Offeror shall offer to pay the holders who elect to participate in the Mandatory Tender Offer a fixed price, in pesos, payable in the Argentine Republic (the “Price”). The Price shall be determined and informed in the prospectus and in the documents of the Offer.

With regard to the Price, the Offeror informs that it is in a position to offer to pay for the Shares the same price per share that the Seller has agreed to pay for the shares of Petrobras Participaciones. As it was announced to the market, the base price proposed for the Transaction amounts to US$892,000,000 (the “Base Price”). This Base Price is subject to certain adjustments agreed in the Sale and Purchase Agreement, which the Offeror does not believe to be significant. Therefore, the final price that will be paid to the Seller shall not vary substantially from the Base Price; the Offeror estimates that the price variation due to the effect of these adjustments will not exceed plus or minus 3%. Consequently, in order to translate the aggregate price of the Transaction into the price per share of Petrobras Argentina to be paid in the Mandatory Tender Offer, the price of U$892,000,000 must be divided by the total amount of shares of Petrobras Argentina owned by Petrobras Participaciones, i.e. 1,356,791,556 Class B shares, which indirectly implies a price of US$0.6574 per share. The price per share of the Mandatory Tender Offer may be adjusted upwards or downwards as a result of the adjustments to the Base Price set forth in the Sale and Purchase Agreement and shall be converted into pesos at the official sell exchange rate of Banco Nación Argentina on the closing date of the Transaction. As an example only, the Price converted into pesos at the official sell exchange rate of Banco Nación Argentina on the date of this Announcement is AR$9.40 per Petrobras Argentina share. Likewise, for the determination of the Price, the Offeror has received the opinion of two independent appraisers, Puente S.A. and Finanzas & Gestión S.A., pursuant to the provisions of Title III, Chapter II, Article I, Section 5 of the CNV Regulations. Those opinions are presented to the CNV along with the Offer and are available to the investing public at the Financial Information Highway of CNV (AIF, for its acronym in Spanish) or MERVAL’s regular systems (including the daily bulletin published by the Buenos Aires Stock Exchange).

Consequently, without prejudice to what was said above in respect of the Base Price of the Transaction, the Offeror confirms that, in accordance with the provisions of the Capital Market Law and the CNV Regulations, the price of the Mandatory Cash Tender Offer shall in no case be less than the average trading price on the Stock Exchange for the six-month period immediately preceding the Announcement and shall always be within the range of prices established by the independent appraisers.

4) Exchange Ratio for the Voluntary Exchange Offer.

As sole consideration for the participation of shareholders in the Voluntary Exchange Offer, Pampa Energía shall deliver Pampa shares for Petrobras Argentina shares, at the exchange ratio established based on the price per share of Petrobras Argentina fixed for the Mandatory Tender Offer: weighted average trading price of the Offeror’s shares for the 5 days prior to the commencement of the offer acceptance period (“Pampa Average Price”) / Price per Petrobras Argentina share fixed for the Mandatory Tender Offer, with the Shareholders’ Meeting that approves the capital increase being able to delegate to the Board of Directors of the Offeror the determination of an adjustment factor for this exchange ratio of plus or minus 10% of Pampa Average Price.

5) Conditions of the Offer.

The Offer is subject to the fulfillment of the following conditions, among others to be specified in the Prospectus:

* That the closing of the Transaction is completed and the Seller’s shares of Petrobras Participaciones are transferred to Pampa Energía.

* That the CNV authorization to carry out the Offer on the terms proposed by Pampa Energía is obtained and maintained.

* That the authorization of the Securities and Exchange Commission to carry out the International Offer (as such term is defined below) is obtained and maintained.

6) Deadline and terms for accepting the Offer.

The deadline for accepting the Offer, the procedure and the other final terms and conditions of the Offer shall be informed by notices in this newspaper and through the publication of the Prospectus, and all of them shall be published once the necessary authorizations have been obtained and the conditions for the Offer to be carried out have been fulfilled.

7) Simultaneous international offer.

Simultaneously with the Offer, Pampa Energía shall carry out a public offer directed to all  holders of American Depositary Receipts (ADRs) of Petrobras Argentina (“Petrobras Argentina ADRs”), so that (i) the holders of Petrobras Argentina ADRs can participate in the Mandatory Tender Offer and so as to (ii) offer the exchange of Petrobras Argentina ADRs for Pampa Energía ADRs, at an exchange ratio equal to the exchange ratio established for the Voluntary Exchange Offer, adjusted by the multiple of ADR/share ratio (the “International Offer”).

8) Other considerations.

In accordance with what has been previously informed and with the intention of providing all relevant information, the Offeror informs that it is currently evaluating the possibility, once the Transaction is closed and the Mandatory Tender Offer and Voluntary Exchange Offer are completed, of merging Pampa with Petrobras Argentina, with Pampa as the acquiring company, all of which after a thorough analysis has been completed and submitted for consideration of the Board of Directors and shareholders’ meetings of both companies.

 This announcement and the information contained herein is for information purposes only and does not constitute and shall not be construed as a tender offer or share exchange offer or an invitation to transfer shares (including, without limitation, the Shares). The final terms and conditions of the Offer shall be described in the Prospectus and in any other document in connection with the Offer, once the necessary approvals and authorizations are obtained.

Buenos Aires, May 20, 2016.”

1.3.3 Independent appraisers’ opinions attached to the MTO

The MTO is accompanied by two reports of independent appraisers on the fair price range for the Company’s share.

These reports were issued by Puente Hermanos S.A. (“Puente”) and Finanzas & Gestión S.A. (“Finanzas & Gestión”) and are described below.

1.3.3.1  Puente Hermanos S.A.’s opinion

Methods used:

A. Equity value of the Shares

B. Discounted Cash Flow

C. Indicators applicable to companies with comparable businesses.

D. Average price of securities traded during the six month period prior to the effective date.

The weight assigned by Puente to each of these methods for determining a price range is:

A. 5%

B. 80%

C. 5%

D. 10%

Conclusion:

According to Puente’s report, the estimated fair price range for PESA is AR$ 8.79 - AR$ 9.72 per share.

1.3.3.2 Finanzas & Gestión S.A.’s opinion

Methods used:

A. Equity value of the Shares

B. Discounted Cash Flow

C. Average price of securities traded during the six month period prior to the effective date.

The weight assigned by Finanzas & Gestión to each of these methods for determining a price range is:

A. 10%

B. 60%

C. 30%

Conclusion:

According to Finanzas & Gestión’s report, the estimated fair price range for PESA is AR$ 8.69 - AR$ 9.53 per share.

2. INDEPENDENT APPRAISERS HIRED BY PETROBRAS ARGENTINA S.A.

In accordance with the CNV Regulations, in connection with the Price Offered and for the purposes of this Report, the Board of Directors of the Company resolved to hire the services of Deloitte SC (“Deloitte”) and Pistrelli, Henry Martin y Asesores S.R.L. (“E&Y”), a member firm of Ernst & Young, (collectively, “the independent appraisers”) to provide two independent analyses from the financial perspective, analyzing if the Price Offered by the Offeror can be reasonably considered fair under normal and customary market conditions, and issuing their respective Fairness Opinion reports in accordance with the framework set forth by the Regulations.

2.1 E&Y’s Opinion

On June 3, 2016, the Board of Directors of the Company received the report from E&Y, who made its valuation as of May 20, 2016, i.e., the date of the MTO announcement by the Offeror, as detailed below:

Methods used:

A. Discounted Cash Flow

B. Average price of securities traded during the six month period prior to the valuation date

C. Equity Value of the Shares

The weight assigned by E&Y to each of these methods for determining a price range is:

A. 80%

B. 15%

C. 5%

Conclusion:

Based on the scope of work requested, the procedures conducted by E&Y, and the business performance assumptions defined and provided by PESA’s Management, they conclude that the price of PESA share as of May 20, 2016 is between the following price ranges, depending on the alternative that is finally selected: (a) AR$ 10.01 - AR$ 11.01 without considering the extension of Río Neuquén; or (b) AR$ 13.62 - AR$ 15.25 considering the extension of Río Neuquén.

2.2 Deloitte’s Opinion.

On June 3, 2016, the Board of Directors of the Company received the report from Deloitte, who made its valuation as of May 17, 2016, as detailed below:

Methods used:

A. Equity Value of the Shares

B. Discounted Cash Flow

C. Indicators applicable to companies with comparable businesses

D. Market price of the share

The weight assigned by Deloitte to each of these methods for determining a price range is:

A. 5%

B. 75%

C. 5%

D. 15%

Conclusion:

According to Deloitte’s report, the estimated fair price range for PESA is AR$ 11.00 - AR$ 14.22 per share.

3. OPINION ON THE FAIRNESS OF THE PRICE OFFERED AND TECHNICAL RECOMMENDATION

In order to issue its opinion and make a technical recommendation, the Board of Directors of PESA -consisting solely of Independent Directors for the consideration of this item - took into account that the aforesaid transaction falls within scope of the divestment program of Petróleo Brasileiro S.A. – PETROBRAS and that the price accepted by the controlling shareholder is, as informed to the Directors, in line with the parameters of its strategy, and it may coincide or not with the interests of the other shareholders.

Based on the conclusions drawn from the aforesaid reports of independent appraisers and the report prepared by PESA’s Strategy, Planning and Performance Department which was submitted to the Board of Directors’ meeting held on the date hereof, the Board of Directors of the Company considers that the Price Offered is below the estimates provided by the aforesaid independent appraisers hired by the Company and the estimates of the Strategy, Planning and Performance Department.

In this context, considering the nature and the terms of the MTO that comprise the possible acquisition of all Class B shares of the Company, and the circumstances described above, the Board of Directors of the Company does not recommend the Shareholders, as long as the MTO is effective, to consider the Offered Price as a fair base price. This statement must be read taking into account what is stated in item 4 “Clarification about the limitations of the Board of Directors’ recommendation”.

The resolution adopted reads as follows:

“Then, non-independent Directors specified above leave the meeting for Independent Directors to deal with the item under consideration. Independent Directors, with the presence of the Regular Member of the Statutory Syndic Committee Juan Carlos Cincotta, analyze the documentation submitted and discuss the same in order to prepare the report required under applicable rules. Then, the Directors who left the Meeting return and Independent Directors state that considering the reports submitted by the independent appraisers and the work performed and the presentation made by PESA’s Strategy, Planning and Performance Department, the Board, by computable votes with the abstentions indicated, unanimously resolved to: (i) opine that the Price offered by Offeror within the MTO framework is not fair at the time of the MTO; and (ii) approve the Board of Directors’ report regarding the MTO prepared by the Independent Directors and which is hereinafter transcribed including the technical recommendation by Roberto Luis Monti, Roberto Alejandro Fortunati and Cedric Bridger (represented by Roberto Luis Monti) regarding the MTO”.

4. CLARIFICATION ABOUT THE LIMITATIONS OF THE BOARD OF DIRECTORS’ RECOMMENDATION

Without prejudice to the foregoing, the Shareholders must take the following into account:

i. The recommendation of the Board of Directors of the Company is not binding on the Shareholders;

ii. The opinion of the Board of Directors of the Company must be understood as an additional element, among others, to be considered by the Shareholders, and therefore it should not be a decisive factor for the decision to be made by such Shareholders with respect to the MTO;

iii. In the decision making process, shareholders must pay special attention to certain facts of the case: (a) there is a significant dispersion among the valuations provided by the different independent appraisers, the current trading price of the share, the estimates of PESA’s Strategy, Planning and Performance Department, the value of the transaction between Pampa and Petrobras, and the price of the MTO, an scenario that explains the difficulty in weighing the variables involved in an estimate of this kind; (b) there are significant uncertainties inherent in a business subject to regulations that have a strong influence on the development of its activities; and (c) the international oil price is experiencing high volatility and therefore the different future performance assumptions have a strong impact on the estimates made;

iv. The acceptance or rejection of the MTO must be the result of an individual analysis made by each Shareholder in accordance with its particular circumstances and based, if the Shareholder deems it necessary and/or convenient, on consultations with its own advisors on legal, commercial, financial, tax or other matters related to the MTO; and

v. The offer is subject to the conditions stated in the notice sent by Pampa and transcribed in paragraph 1.3.2. of this report.

5. MATERIAL DECISIONS MADE OR MATERIAL UPCOMING OR POSSIBLE DECISIONS

At the time of dealing with this recommendation, the Board of Directors adopted the following decisions which will be publicly disclosed in accordance with the regulations of the Argentine Securities Commission:

- Termination by settlement of the arbitration with Methanex and the Natural Gas Supply Agreement by payment from Pesa to Methanex of the amount of US$ 32.5 million (subject to approval by Pampa).

- Execution of an Agreement with the Province of Neuquén for the granting of a Non-Conventional Concession in the Río Neuquén area, for thirty-five (35) years.

The exchange of the outstanding Corporate Bonds due May 2017 for new securities to be issued is under consideration.

6. AGREEMENTS BETWEEN PESA AND THE OFFEROR

At the time of dealing with this recommendation, the Board of Directors informs that PESA and Pampa have the following agreements:

- Joint Venture (Unión Transitoria de Empresas) with Petrolera Pampa S.A. for investments in El Mangrullo area.

- Shareholders’ Agreement for Compañía de Inversiones en Energía S.A. (CIESA) and Transportadora de Gas del Sur S.A. (TGS).

7. AGREEMENTS BETWEEN THE MEMBERS OF THE BOARD OF DIRECTORS AND THE OFFEROR

There are no agreements between the members of the Board of Directors of the Company and the Offeror.

8. ACCEPTANCE OR REJECTION BY DIRECTORS OR MANAGERS WHO ARE SHAREHOLDERS

Based on the information provided, the Directors and Senior Managers of the Company do not hold shares issued by the Company.

Buenos Aires, June 3, 2016

The Board of Directors

There being no further business to come before the meeting, the same is closed at 2.10 p.m.-

Signed: André Lima Cordeiro, Jorge José Nahas Neto, Carlos Alberto Pereira de Oliveira, Guilherme Pontes Galvão França, Marcos Benício Pompa Antunes, Roberto Luis Monti, Roberto Alejandro Fortunati and Maelcio Mauricio Soares.-

Member of the Statutory Syndic Committee: Juan Carlos Cincotta.-

Table of Content

Autonomous City of Buenos Aires, June 2, 2016

To the Directors of  Petrobras Argentina S.A.

Registered office: Maipú 1, 22nd floor Autonomous City of Buenos Aires

Re: Fair Price under the provisions of Section 5, Article I, Chapter II, Title III of General Resolution 622/2013 issued by the Argentine Securities Commission.

Dear Sirs,

Deloitte has been formally engaged by the Board of Directors of Petrobras Argentina S.A. (hereinafter "PESA" or "Client") to provide an independent analysis from the financial perspective on the Fair Price range for PESA’s shares as of May 17, 2016 ("Opinion Date"), pursuant to Section 5, Article I, Chapter II, Title III of General Resolution 622/2013 (hereinafter the “Applicable Rule”) issued by the Argentine Securities Commission ("CNV").

This report is subject to the general terms and conditions of the agreement executed between Deloitte and Petrobras Argentina S.A.

1. PETROBRAS ARGENTINA S.A.

Petrobras Argentina S.A. is a corporation (Sociedad Anónima) organized in the Argentine Republic under the Argentine laws and registered with the Public Registry of Commerce on November 17, 1947. Petrobras Argentina is an integrated energy company mainly engaged in oil and gas exploration and production, refining and distribution, petrochemical, power generation and distribution and hydrocarbon marketing and transportation activities. As of March 31, 2016, the Company performed operations mainly in Argentina, and, to a lesser extent, in Bolivia, Ecuador and Venezuela. The Company manages its activities within different segments or business units which are in turn supported by a corporate center. For purposes of this report, such business units are defined as follows: (1) Oil and Gas exploration and production activities (E&P), (2) Gas and Electric Power related activities ("Generation"), and (3) activities related to fuel refining and distribution and petrochemical businesses ("Other Business Units").

As of the date hereof, Petrobras Participaciones S.L. is a controlling company of Petrobras Argentina, with a 67.2% interest. Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian Company mainly engaged in exploration, production, refining, marketing and transportation of oil and related products in Brazil and abroad.

Petrobras Argentina S.A.’s shares are listed on the Buenos Aires Stock Exchange. PESA’s American Depositary Shares (“ADS”), each representing 10 common Class B shares of Petrobras Argentina S.A., are listed on the New York Stock Exchange.

On May 3, 2016, Pampa Energía S.A. (hereinafter Pampa) informed the Argentine Securities Commission ("CNV") and Mercado de Valores de Buenos Aires its intention to acquire all the capital stock of Petrobras Participaciones S.L. (a Spanish Company, 100% controlled by Petróleo Brasileiro S.A. through Petrobras International Braspetro B.V.), direct holder of 1,356,791,556 Class B shares representing 67.2% of the capital stock and voting rights of PESA (the "Transaction").

On May 12, 2016, Pampa’s Board of Directors and Petróleo Brasileiro S.A.’s Executive Management Board and Board of Directors approved the Transaction for a base price of US$892,000,000 (eight hundred ninety two million United States dollars) for 100% of Petrobras Participaciones S.L. which in turn controls 67.2% of PESA’s capital stock (the “Base Price”). The Base Price is subject to adjustments agreed upon between the parties.

On May 13, 2016, the parties signed a sale and purchase agreement to implement the Transaction, together with all annexes and supplementary documents.

Pursuant to the Applicable Rule and to the beforementioned, PESA’s Board of Directors requested Deloitte to give an opinion as independent appraiser in financial matters regarding the price range for Petrobras Argentina S.A.’s share within the framework of the Transaction.

2. DELOITTE  EXPERIENCE

Deloitte provides auditing, tax, consulting and financial advisory services to public and private entities from different industries. With a global network of member firms in more than 150 countries, Deloitte offers world class capabilities and high quality services to its clients and contributes the experience necessary to face the business’ most complex challenges. Approximately 200,000 Deloitte professionals are committed to setting a standard of excellence.

In Argentina, Deloitte has provided auditing, tax, consulting and financial advisory services with approximately 2,000 professionals and with offices in Buenos Aires, Córdoba, Mendoza and Rosario. Recognized as an “employer of choice” for its innovative human resource programs, Deloitte is actively engaged in helping clients and its people to achieve excellence.

Deloitte has provided valuation services to companies in Argentina and around the world. Professionals that performed this work have a wide experience in company valuation and financial advisory reports.

Deloitte is not an external auditor of PESA or Pampa. The fees charged by Deloitte for the execution of this work are not based and do not relate to the conclusions drawn or the values herein reported or the success of the Transaction.

3. SCOPE OF WORK

This report has been prepared based on the request made by the Client and according to the Applicable Rule (specifically the application and weighing of the methods specified in Title III, Chapter II, Article I, Section 5 of CNV General Resolution 622/2013).

This report does not constitute a recommendation by Deloitte as to whether Pampa’s shareholders or Board of Directors should directly or indirectly acquire PESA’s shares or a recommendation for PESA’S shareholders to accept the tender offer submitted by Pampa Energía S.A. Any investor evaluating whether to accept or reject the MTO made by Pampa shall perform its own independent evaluation.

The price set by PESA for acceptance of the MTO may differ from the price in our report. Deloitte will not be responsible for PESA’s inability to sell shares in the price range stated in this report or at the price proposed by Pampa in the MTO or for any consideration, evaluation and decision made by minority shareholders and regulatory authorities based on such price.

Therefore, the opinion about the price range is issued by the appraiser based on the request received for the application of such methods by Client and in accordance with the Applicable Rule, within an ongoing concern context subject to the assumptions, limitations and considerations detailed in Annex I, and regardless of any other standard, work approach or method that may be deemed applicable or relevant to determine the value of a company or an equity interest.

4. AVAILABLE INFORMATION

This report was prepared based on public information available as of June 2, 2016 and technical, financial and commercial information provided by the Client (the "Available Information"). As regards the Company’s share price, the series of prices since November 17, 2015 until May 17, 2016 is considered.

It is expressly stated that Deloitte did not perform any independent audit or review of the information contained in the Company’s financial statements or forecasts provided by Client.

This report is based on the following assumptions:

a) The information provided by PESA is accurate and complete;

b) We have not been informed or aware of any relevant fact not mentioned in the information supplied by the Client in connection with the Company or the Transaction which we believe may reasonably affect our opinion.

5. VALUATION METHODS

Pursuant to the Scope outlined in Section 3, we have applied the following valuation approaches, associated methods and weighting as laid down in the regulations of the CNV:

a) Equity Value of shares

b) Discounted Cash Flow

c) Indicators applicable to companies with comparable businesses

d) Market price of the share

a) Equity Value of Shares

As provided in the Implementing Rule, this method determines the value per share of a company based on the ratio between (i) the shareholders’ equity of a company (i.e. the book value of equity as per the accounting rules in force) and (ii) the total number of issued and outstanding shares (net of treasury shares, if any).

This method estimates the value of shares as the result of dividing the company’s shareholders’ equity on the latest available balance sheet date by the number of shares issued to that date. The Book Value assumes that the value of a company can be inferred from the value of its balance sheet as of a certain date, without considering the future cash generation capability of a going concern.

On the basis of the Information Available, the determinations made were based on data included in the Company’s audited consolidated financial statements for the financial year ended March 31, 2016.

As stated in the Valuation Summary (Item 6), a low weight was assigned to this method given that it is common knowledge that there are significant discrepancies in equity values when they are determined based either on the application of accounting standards or on the capability of generating future economic benefits, which are extensively checked empirically by the spread observed between the equity value and the market capitalization of listed companies.

The calculation of PESA’s Book Value is presented below, which is based on the Information Available at the date of this report (Annex II provides a detailed summary of PESA’s audited consolidated financial statements as of March 31, 2016).

The Book Value determined by this method is ARS 6.94 per issued share. However, based on the above, we believe that this method should use a 5% weight for the determination of the Fair Price Range.

b) Discounted Cash Flow

The valuation based on the application of Discounted Cash Flow methods is a central element in the approaches to value based on future benefits (Income Approach). This method provides indications of value by calculating the present value of future cash flows using an appropriate discount rate based on the risk associated with the cash flow under study. There are several applicable models and methods; the best known and most widely used are those related to the cash flows to be generated for shareholders (usually referred to as cash flow to equity) and those associated with the free operating cash flow to be generated for all components of the capital and debt structure (usually referred to as Enterprise DCF Model or operating free cash flow to firm).

On the basis of the Information Available and the Discounted Cash Flow method provided in the Implementing Rule, the value has been determined using the Enterprise DCF Model, taking into consideration (i) the Free Operating Cash Flow, based on operational forecasts provided by the Client for each of the Company’s business units; (ii) the relevant discount rates for each of the Company’s business units, which are determined as the opportunity cost for all providers of capital and financing of the Company, weighted by their relative contribution to the capital structure, commonly referred to as weighted average cost of capital (WACC); (iii) the Net Financial Debt; (iv) the existence of Non-Operating Assets; and (v) the existence of other liabilities not included directly in the components of the operating working capital, the Net Financial Debt and/or the Free Operating Cash Flow. The determinations obtained through the Discounted Cash Flow method correspond to a level of value of “controlling interest”. Pursuant to the Implementing Rule, no adjustments or discounts were made to derive the value of a “non-controlling” interest from a “controlling” interest.

The determinations obtained with this method are detailed in Annex III and in the Valuation Summary (Item 6).

The following chart summarizes the determination of the Company’s value.

Deloitte considers that this method is the best to estimate PESA’s per share equity value and therefore has the highest weight in the calculation of our Fair Price Range. This weight was determined at 75%.

c) Indicators Applicable to Companies with Comparable Businesses

The determination of a company’s share value by methods based on indicators applicable to companies with comparable businesses is an important part of the Market Approach. This approach is applied in the valuation of companies and shareholdings to obtain value indications through the use of one or more methods that compare the company (or its stock) with price information for similar companies (or their stock) designated in international standards as Guideline Companies, for which there are share market prices or prices for shares or Guideline Transactions, i.e. the price of purchase and sale transactions of companies and significant shareholdings (usually referred to as Guideline Transactions).

On the basis of the Information Available and the methods referred to in the Implementing Rule, an analysis was made of the indicators applicable to purchase and sale transactions of potential Guideline Companies with businesses that have certain commercial and operational characteristics which can be considered similar to those of PESA. The companies analyzed are listed in Annex VI.

For this method, Deloitte believes that it is appropriate to apply a 5% weight in the analysis.

d) Market Price of the Share

The determination of a company’s share value by the application of methods based on its own prices quoted in authorized markets, designated as Guideline Prices, is generally part of the methods used in the Market Approach.

On the basis of the Information Available and the methods referred to in the Implementing Rule, the value was determined based on the average (understood as the arithmetic mean) of the trading values of the last six- month period preceding the date of the MTO. Accordingly, for the purposes of the application of this method, the period of six months considered goes until May 17, 2016.

The following chart shows a summary of results obtained for the period of six months immediately preceding the effective date, highlighting the average price obtained of ARS 8.79 per share, following the method provided by the Implementing Rule. Full details of daily prices and volumes traded are included as Annex III. Based on the above, we believe that this method should have a weight of 15%.

6.  VALUATION SUMMARY

The following chart presents the results of valuations based on the different valuation methods applied and weighted according to our professional judgment:

7.  FAIR PRICE RANGE OPINION

On the basis of the methods used in our analysis and as set forth in this report and its annexes, we have achieved a range of prices for PESA between ARS 11.00 and ARS 14.22 per share, as of the Opinion Date.

Yours respectfully,

Marcos Bazan

Partner

Deloitte SC

Deloitte refers to one or more of the member firms of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each one as a legally separate and independent entity. A detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms can be seen on the website www detoitte com/about.

ANNEX I

Assumptions and Limitations

Deloitte has based its analysis and relied on the completeness, accuracy and representativeness of all Information Available and any other information, data, advice, consultation, opinion or representation delivered to Deloitte by PESA (collectively the “Information”). Our special report is subject to the completeness, accuracy and representativeness of the Information. Deloitte has not undertaken an independent verification of the completeness, accuracy and representativeness of all or part of the Information.

PESA guaranteed to Deloitte that, unless it has been specifically stated to Deloitte in writing, all information about the Transaction provided to Deloitte by PESA directly or indirectly, orally or in writing, in connection with this professional work was, at the date of its preparation, presented in a complete and reasonable manner in all material respects.

The report was prepared under the following assumptions:

(i) The data included on the Transaction are accurate in all material respects;

(ii) The various agreements that will be executed upon completion of the Transaction and their respective contractual terms will survive the termination of the Transaction and will not be subject to any influence resulting from any changes that may arise in the control of PESA;

(iii) As of the date of our opinion, there are no judicial or extrajudicial material claims regarding the business, assets or affairs of PESA that are not expressly stated in its Financial Statements.

Our report is based on the stock, economic, financial and general business market conditions prevailing at the Opinion Date. It is also based on PESA’s financial and non-financial conditions and prospects, as reflected in the Information. In the analysis and in the preparation of the special report, Deloitte has made several assumptions regarding the performance of the industry, market, economic conditions and other matters, many of which are beyond the control of Deloitte or any party to the Transaction.

We understand that our report will be solely used by PESA to comply with the requirements of the Implementing Rule. Therefore, it shall not be used for other purposes or be delivered to other natural or legal persons without Deloitte’s prior approval.

The results of our analysis shall not be included or mentioned, either in whole or in part, without Deloitte’s prior written authorization, in any sales prospectus or external informative memorandum related to a process for the sale of PESA or any of its assets.

Our organization takes no responsibility for any damage that a third party may suffer as a result of the circulation, publication, reproduction or use of this report with an intention contrary to its purpose.

This report is issued on the Opinion Date and Deloitte assumes no responsibility or obligation to anyone to make any recommendation on any change of any facts or issues that affect or are likely to affect the conclusion presented by Deloitte and which occur after the date hereof. Without limiting the above, in the event of the occurrence of any material change or any fact affecting the conclusion after the Opinion Date, Deloitte reserves the right to change, modify or remove the special report.

Deloitte understands that this report should be considered as a whole and that the selection of parts of this report without considering the entire analysis of all factors studied might represent a deviation from the process taken as the basis of the special report. The preparation of this report is a complex process and not necessarily subject to partial analyses or summaries.

This report is not meant to be interpreted as a recommendation on which to base the acceptance or rejection of the Transaction.

ANNEX II

Equity Value

ANNEX III

(a) E&P (Exploration & Production)

Discounted Cash Flows

ANNEX III

(b) G&E (Gas & Energy)

Discounted Cash Flows

Forecast				
	2016	2017	2018	2019	2020
Generation	182	196	209	234	276
Gross Sales	***182***	***196***	***209***	***234***	***276***
Royalties & Taxes	(3)	(4)	(4)	(4)	(5)
Net Sales	**179**	**192**	**205**	**230**	**271**
Cost of Sales	(104)	(104)	(101)	(100)	(97)
Gross Profit	**75**	**88**	**104**	**131**	**174**
Production costs	(12)	(12)	(11)	(12)	(12)
C&A costs	(1)	(1)	(1)	(1)	(1)
Structure costs	(3)	(3)	(3)	(3)	(3)
Other income & expenses	-	-	-	2	5
EBITDA	**58**	**72**	**88**	**115**	**161**
Depreciation	(18)	(21)	(23)	(24)	(26)
EBIT	**40**	**51**	**65**	**91**	**135**

USD MM	**2016**	**2017**	**2018**	**2019**	**2020**	**Terminal value**
EBIT	40	51	65	91	135	
Taxes	(18)	(24)	(27)	(36)	(53)	
(+) Depreciation	18	21	23	24	26	
CAPEX	(3)	(55)	(111)	(59)	(7)	
Working Capital variation	(5)	53	132	1	(38)	
Free cash flow	31	46	82	21	64	**758**

ANNEX III

(c) R&D (Refining & Distribution)

Discounted Cash Flows

Forecast				
	2016	2017	2018	2019	2020
Refining & Distribution	1,028	1,104	1,177	1,358	1,451
Gross Sales	***1,028***	***1,104***	***1,177***	***1,358***	***1,451***
Royalties & Taxes	(13)	(14)	(14)	(17)	(18)
Net Sales	**1,015**	**1,091**	**1,163**	**1,342**	**1,433**
Cost of Sales	(926)	(935)	(982)	(1,146)	(1,235)
Gross Profit	**89**	**155**	**181**	**195**	**198**
Production costs	(36)	(34)	(33)	(31)	(31)
C&A costs	(44)	(41)	(39)	(37)	(37)
Structure costs	(20)	(20)	(20)	(20)	(20)
Other income & expenses	6	9	8	8	8
EBITDA	**(4)**	**69**	**98**	**115**	**118**
Depreciation	(104)	(117)	(128)	(137)	(146)
EBIT	**(108)**	**(48)**	**(30)**	**(22)**	**(28)**

USD MM	2016	2017	2018	2019	2020	Terminal value
EBIT	(108)	(48)	(30)	(22)	(28)	
Taxes	(3)	(28)	(30)	(32)	(30)	
(+) Depreciation	104	117	128	137	146	
CAPEX	(21)	(25)	(44)	(53)	(125)	
Working Capital variation	(12)	(1)	(0)	0	5	
Free cash flow	(40)	15	25	31	(32)	**22**

ANNEX III

(d) PTR (Petrochemical)

Discounted Cash Flows

Forecast				
	2016	2017	2018	2019	2020
Petrochemicals	372	400	439	509	526
Gross Sales	***372***	***400***	***439***	***509***	***526***
Royalties & Taxes	(9)	(9)	(10)	(12)	(13)
Net Sales	**363**	**391**	**429**	**497**	**514**
Cost of Sales	(291)	(296)	(339)	(405)	(420)
Gross Profit	**72**	**95**	**89**	**92**	**93**
Production costs	(58)	(56)	(53)	(51)	(51)
C&A costs	(3)	(3)	(3)	(3)	(3)
Structure costs	(7)	(7)	(7)	(7)	(7)
Other income & expenses	-	-	-	-	-
EBITDA	**4**	**30**	**27**	**31**	**32**
Depreciation	(38)	(42)	(46)	(50)	(53)
EBIT	**(34)**	**(13)**	**(20)**	**(18)**	**(21)**

USD MM	**2016**	**2017**	**2018**	**2019**	**2020**	**Terminal value**
EBIT	(34)	(13)	(20)	(18)	(21)	
Taxes	(3)	(12)	(11)	(12)	(12)	
(+) Depreciation	38	42	46	50	53	
CAPEX	(11)	(13)	(12)	(13)	(12)	
Working Capital variation	(2)	(5)	4	(5)	(1)	
Free cash flow	(11)	(0)	9	1	7	**65**

ANNEX IV

Indicators applicable to companies with comparable businesses

ANNEX V

Daily trading price during the semester prior to the offer

(Source: Bolsa de Comercio de Buenos Aires)

ANNEX VI

Glossary

AR$: Argentine pesos

C&A: Commercialization and administration

CAPEX: Capital expenditure

DFC: Discounted cash flow

EBIT: Earnings before interest and taxes

EBITDA: Earnings before interest, taxes, depreciation and amortization

EQV: Equity Value

EV: Enterprise Value

FCF: Free Cash Flow

FX: Forex Exchange

Max: Maximum

Min: Minimum

MM: Millions

US$/USD: US dollars

WACC: Weighted Averaged Cost of Capital

Table of Content

To the Board of Directors of Petrobras Argentina S.A.

Maipú 1, Federal Capital, Argentina

Dear Sirs,

In accordance with our proposal for professional services and Description of Services dated May 24, 2016 and the conversations held, we are pleased to submit to Petrobras Argentina S.A. (hereinafter also referred to as "PESA", the "Company" or the "Client") this report with the results of our work on the estimate of the fair market price range for Petrobras Argentina S.A.’s share as of May 20, 2016 (hereinafter, the "Report"), consistently with the provisions of Title III, Chapter II, Articles I and II of CNV General Resolution 622/2013 (hereinafter the "Implementing Rule").

1 – Context and Purpose of the Work Performed

1.1 Context of the work performed

Petrobras Argentina SA is a corporation (sociedad anónima) organized in the Republic of Argentina under the Argentine laws. It is an integrated power company engaged in oil and gas exploration and production, refining and distribution, petrochemical, electricity generation and distribution, and hydrocarbon commercialization and transportation.

On May 20, 2016, Pampa Energía S.A. presented a Mandatory Tender Offer (hereinafter the "MTO") to take over the Company. It represents 67.2% of the Company’s capital stock (hereinafter the "Transaction"). The remaining shares are held by equity investors.

Within the framework of this Transaction, PESA’s Management has requested our services to assist them in the fairness analysis for the price offered in the MTO, in accordance with the provisions of Article I, Section 3 of CNV General Resolution 622/2013. This analysis was prepared on the basis of the Client’s request and in accordance with the Implementing Rule (particularly, the application and weighing of the methods set forth in Title III, Chapter II, Article I, Section 5 of the aforesaid rule), which reads as follows: “When a public tender offer is made, the following must be weighed in order to determine the offer price: (a) the equity value of the shares; (b) the value of the Company calculated using the discounted cash flow method and/or indicators applicable to companies with comparable businesses; (c) the average trading price during the six month period immediately prior to the offer. To that effect, the opinions of two independent appraisers must be filed with the CNV together with the Tender Offer application, and they must be made available to investors at the Financial Information Highway, and where applicable, in the regular information systems of the stock exchange where the stock is traded” (hereinafter, the Implementing Rule).

In this context, we will provide an estimate of the fair price range for the Company as of May 20, 2016 to be filed with the pertinent regulatory authorities (CNV).

1.2 Purpose of our work

Based on the foregoing, the purpose of our work was to assist the Client in estimating the fair market price range for PESA´s share as of May 20, 2016, within the context of the Mandatory Tender Offer (MTO) received from Pampa Energía S.A. (hereinafter "Pampa" or the "Buyer") and in accordance with the provisions of CNV General Resolution 622/2013, Title III, Chapter II, Articles I and II.

2 – Scope of Our Work

2.1  Scope of our work

Our work was limited to being advisors; therefore we did not make decisions of any kind. This work was done, at all times, in accordance with the instructions given by the Client and keeping it permanently informed about the development and results and submitting for its consideration and approval any matter involving the making of decisions of any kind.

The scope of our work included the following activities:

Phase I: Data gathering and analysis

- Interviews with PESA’s management to clearly understand the nature and history of the Company’s business.

- Interviews with representatives of each business line to have a clear understanding of the perspectives that the Company has included in its plans.

- Analysis of industry, competition and economic environment in which PESA operates, as well as its position and performance in the market compared to competitors or similar companies.

- Analysis of the performance of the trading price of PESA’s share during the six-month period immediately prior to the offer.

- Analysis of the information provided by the Client, which mainly consisted of:

* Audited annual financial statements of PESA for the years ended December 31, 2013, 2014 and 2015.

* Audited interim financial statements of PESA as of March 31, 2016.

* Historical performance data broken down by business line for the period 2011-2015.

* Financial projections and estimates of future performance of PESA for the period 2016-2036 for the Exploration and Production business (the date coincides with the expiration of the concessions and/or the useful life of the exploited areas) and the period 2016-2021 for the other business units, as well as a description of the assumptions on which the estimates made in April 2016 were based.

* Certain market information that was useful to have a clear understanding of the trends in expected future business activity levels estimated by PESA’s Management.

- Evaluation of the global internal consistency of the assumptions used and verification that the factors that may affect the business in the future have been properly considered.

Phase II: Identification, selection and application of the valuation method

- Identification, consideration and weighing of the methods to estimate the price of the share based on the guidelines defined in the Implementing Rule.

- Use of finance-mathematical models in accordance with the valuation methods considered and used. This stage consisted in using financial and mathematical models in the process for estimating the price range of PESA´s share.  These models have the necessary flexibility to estimate and assess the sensitivity of the fair market price of the share and are consistent with the practices generally used in the financial valuation of companies.

- Performance of a sensitivity analysis of the price of PESA’s share in accordance with the behavior of the principal variables used in the financial projections.

- Estimation of the fair market price range for PESA’s share, based on the valuation methods used.

Phase III: Results

- Issuance of the Valuation Report detailing the results from the process of estimation of the fair market price of PESA share.

3 – Valuation Methods

In relation to Mandatory Tender Offers (MTO), CNV General Resolution 622/2013 establishes in Title III, Chapter II, Article I, Section 5 that when a PTO is made, for the determination of the offer price, opinions on the market price of the share must be obtained from two independent appraisers and filed with the CNV together with the Tender Offer application, and they must be made available to investors at the Argentine Exchange Commission (CNV) and, where applicable, in the regular information systems of the stock exchange where the stock is traded. It also establishes that the following valuation criteria or methods must be considered and weighed in estimating the market price of the share:

* The equity value of the shares.

* The value of the company calculated using the discounted cash flow method and/or indicators applicable to companies with comparable businesses.

* The average trading price during the six month period immediately prior to the offer.

As regards the weight assigned to the above mentioned methods, the Implementing Rule establishes that these criteria shall be taken into account either separately or on a joint basis and their respective relevance must be explained at the time the offer is made and duly grounded in the offer prospectus.

3.1  Equity value of the shares

This method established in the Implementing Rule proposes that the price of the share of a company be determined based on the ratio between 1) the shareholders’ equity of a company (i.e. the accounting value of equity in accordance with the accounting rules in force and 2) total number of issued and outstanding shares (net of treasury shares, if any).

The method based on the accounting equity value of a company reflects the individual value of each asset and liability resulting from the application of the referenced accounting standards in force in each market. It is a static method that does not adequately contemplate the ability to generate future economic benefits from the net operating assets of a company operating in an assembled manner and whose value depends on, and may significantly vary from company to company according to, the profile of the company, its corporate strategy and the efficient management of its net assets.

Based on the foregoing and in an ongoing business scenario, the principal limitations and potential distortions of this method are summarized as follows:

1)

From a conceptual standpoint, in a company/industry not subject to capital regulations:

* The shareholders’ equity at book value does not intend to accurately reflect the company’s ability to generate future economic benefits.

* The shareholders’ equity at book value does not necessarily reflect the activity level of the company and the risk profile of its net operating assets.

2)

From the methodological standpoint, this method does not capture in most cases:

* the value of the internally developed intangible assets not reflected in the financial statements.

* the market value of Fixed Assets, an issue that is magnified in countries with high rates of inflation and no restatement of financial statements for inflation.

* The value generated by strategic assets not owned by the company (e.g.: leased fixed operating assets).

* The value of the existing geological reserves classified as Probable, Possible and Resources.

3) From the empirical standpoint:

* The empirical comparison of the market capitalization and the book value of multi-business segment companies shows that both amounts rarely coincide.

Finally, we point out that if the values resulting from this method are to be considered as “minimum” benchmark values in an asset liquidation scenario, in our experience, the base price of assets is significantly reduced by the discount in value of such assets when forced sales are made in a liquidation scenario, and the deduction of the company’s close down costs associated with the company’s decision to discontinue its business.

3.2   Discounted cash flows

The income approach is based on the projection of future cash flows to be received by the shareholders of a company during its remaining useful life, and on the determination of the economic value thereof as the present value of such flows, discounted at a rate established in accordance with its risk.

Within the income approach, there are various methods based on discounted cash flows. The most widely known are described below:

Method based on cash flow to equity (Cash Flow to Equity or FTE)

This method consists in discounting the cash flow to equity at a discount rate that reflects the opportunity cost and the risk assumed by the shareholder (cost of equity or Ke).

The cash flow considered in this case is the cash flow available to shareholders after all debts have been paid, including interest and principal payment.

Method based on free cash flow to the firm (Free Cash Flow to the Firm or FCF)

The cash flow considered in this case is the cash flow available to the company’s capital suppliers (financial creditors, shareholders, etc.) after considering the necessary investment (in net operating assets) to achieve the projected return.

The discount rate applied in this method is known as WACC (Weighted Average Cost of Capital) and is the weighted average of the return rates required by the company’s capital suppliers. Therefore, the impact of the financial debt is reflected in the discount rate.

The discounted cash flow method is the method most commonly used by financial analysts, scholars and valuation experts to estimate the market price of companies, shares and/or individual assets and liabilities, since, based on a prospective approach, it reflects the ability of such companies and/or assets to generate future economic benefits, considering in the measurement of value, the business risk and the time value of money.

3.3  Indicators applicable to companies with comparable businesses

This approach establishes the value of a company or an asset based on the prices at which recent transactions, offers or agreements involving similar or comparable assets were made ("comparative transaction method") or the market prices of similar or comparable listed companies ("comparative company method").

Under the comparative transaction method, the market price of a company or an asset is estimated based on the prices at which purchase and sale transactions of other companies or assets were made. The process consists in analyzing the prices paid for recently sold companies or assets similar to those of the company to be valued. In this particular case, this method is not useful as there is no information of similar transactions in the last years in the Argentine market.

Under the comparative company method, the market price of a company is estimated by comparison with the market price of listed companies that operate in the same field as the company to be valued. This method consists in selecting comparable companies, analyzing their business profile (e.g.: products, customer profile, markets served) and their financial economic profile (size and profile of assets, sales volume, profitability margins, etc.) in order to determine their relative similarity. Once these similarities and differences are determined and the pertinent adjustments are made, the multiples of price or total value of invested capital of the selected companies are calculated. These multiples are then applied to the operating results of the company to be valued.

Due to the difficulties arising in estimating and supporting the adjustments aimed at assimilating the comparable companies/assets to the company or asset under analysis, we only use this method to cross-check the price obtained using the principal methods selected.

3.4

Average trading price of the share during the six month period immediately prior to the offer

The market price estimated using the quoted price in an active market provides a good reference of its fair market price, always provided such quoted prices are available. However, the use of this method requires the existence of an active market, which is defined as a market in which transactions for the quoted assets take place with sufficient frequency and volume to provide pricing information on an ongoing business basis.

A market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis

Likewise, this method loses relevance and/or calls for adjustments when the quoted price in an active market does not represent the fair price on the measurement date or period. This would be the case if, for example, significant events (such as significant transactions and/or announcements that affect the expected financial performance of the asset under analysis) take place before the measurement date or period.

3.5

Methods selected

Based on the foregoing description and analysis of the valuation methods defined in the Implementing Rule and taking into account the characteristics and nature of PESA’s business, the following is the weight assigned to the analyzed methods in order to calculate the estimated fair price range of PESA´s share:

4. Estimate of Fair Market Price Range

For the purposes of our report, fair market price means:

"the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique".

4.1  Income Approach – Discounted Cash Flow Method

In order to estimate the price of PESA´s share using the discounted cash flow method, we were provided with projected information prepared by the Company.  According to what was informed, the projection was made on the key assumption of an extension of certain concessions that would expire in 2023, 2025 and 2027. As informed by the Company, on the issuance date of this report, such renewals were at an advanced stage of negotiation.

In this regard, although the process of signing the concession extensions is highly advanced, it has not been completed yet. For that reason, we made our analysis considering two possible scenarios: 1) without the extension of the concessions and 2) with the extension of the concessions.

Based on the discounted cash flow method described in section 3.2. above, and the assumptions defined and provided by the Client’s Manager, we have estimated the following market price ranges for PESA´s share as of May 20, 2016 for the scenarios under analysis:

As it follows from the above table, and in connection with the price range estimated using the discounted cash flow method, we point out that, in order to assess the impact that changes in certain identified key variables could have on the fair market price range for PESA´s share, we conducted a sensitivity analysis on these variables by defining alternative scenarios for their evolution.

According to the results obtained in the sensitivity analysis conducted, the market price range for PESA´s share is sensitive to changes in the projected evolution of the identified key variables.

Therefore, it is important to take into account that the changes or deviations that may occur in such variables with respect to the projections used in the underlying scenario could significantly modify our conclusions regarding the fair market price range for PESA’s share.

4.2  Market Approach – Method based on the average trading price of the share during the six-month period immediately prior to the offer

In our analysis of the price of PESA’s share, we conducted the following tests in order to assess the concepts of Active Market and occurrence of Significant Events mentioned in section 3.4. above.

Active Market: We conducted a liquidity test to verify compliance with the sufficient frequency and volume requirements to be considered an active market. The following conclusions are drawn from the observable market data: 1) PESA share has an acceptable liquidity as it is included in Panel Merval 25, i.e. the 25 most traded shares on the Buenos Aires Stock Exchange. 2) On the other hand, PESA’s share has an acceptable liquidity level according to the benchmarks commonly used by financial analysts.

Analysis of Significant Events: We conducted an analysis of the price of the share to identify if there were significant events that should be considered in cases where they affected investors’ expectations and could have generated speculative behaviors of investors that can distort the market price of shares. The following events were identified:

* January 20, 2016    Announcement of the possible sale of Petrobras Argentina SA by Petroleo Brasileiro S.A. - Petrobras

* March 04, 2016     Announcement of the approval of the exclusive negotiations between Petroleo Brasileiro S.A. - Petrobras and Pampa Energía SA for the sale of Petrobras Argentina SA

Taking into account the share performance in light of these events, there is no sign of significant distortion in PESA’s share.

The following is the average trading price of PESA’s share during the 6-month period prior to the effective date of our valuation report (May 20, 2016), using the average price of the share during the aforesaid period:

4.3  Equity value of the shares

The application of this method should not be assimilated to the cost approach or asset approach, as they require the determination of the market price of the principal assets and the consideration of adjustment indexes that exceed the requirements set forth in the Implementing Rule.

The following are the results obtained using this method:

5 - Conclusions

Based on the scope requested and the procedures conducted for the purposes of our work, the business performance assumptions for PESA defined and provided by the Client’s Management, and taking into account the relevant aspects regarding the interpretation of the available information and the results of our work, we conclude that in the context of the MTO and after having taken into account, on a joint basis, the criteria indicated in  Title III, Chapter II, Article I, Section 5 of the CNV Implementing Rule (restated text 2013) on the Regime for Tender Offers, the price of Petrobras Argentina S.A.’s share as of May 20, 2016 is within the price ranges indicated in the following tables, depending on the alternative that is finally realized:

6 – Important aspects to be considered in connection with the performance and the results of our work

6.1 Information used as basis for our work

Our work was mainly based on information provided by the Client’s Management, consisting of both historical information of PESA and assumptions and hypothesis about the financial economic performance of PESA estimated by the Client, and on market data from private consultants provided by the Client.

Our analysis for estimating the price range consisted in applying certain valuation methods to the information provided by the Client, which we understand was previously defined and approved by the Client’s Management. Such information is not fully audited, as part of it is managerial, historical and projected information prepared by the Client.

This report is based on and limited to our knowledge and experience in valuation and other matters included herein. We have not performed any audit, review or compilation of the historical or projected financial information contained in this report. We do not express an opinion or offer any assurance in relation to said information. This report does not constitute an advice for investors or a legal advice. This report is not intended to be used to avoid sanctions that might be imposed under the applicable national, provincial or municipal tax laws, and cannot be used by you or any taxpayer to that end.

We have not examined the title to the company or the assets subject matter of this report. We relied on the Client’s representations and assumed with respect to PESA’s companies and assets that (i) the title to the assets and companies is good and marketable, (ii) the companies and the assets are free of liens and attachments, (iii) they comply with all federal, state and local laws and regulations (including, without limitation, those related to the use of the property, environment, zoning issues and other requirements) and (iv) all licenses, occupation certificates, legislative or administrative permits and authorizations from federal, state or local authorities or government  agencies, entities or private organizations required for any use of the property related in any manner with this report or the underlying services, have been obtained or can be obtained or renewed. We do not assume any liability for the legal description of the property.

We were provided with verbal, written and electronic information of the company or the assets reviewed by us. In preparing this report, we have relied on that information and we are not required to independently verify its accuracy or completeness. We do not assume any responsibility for the accuracy or completeness of the information furnished by other persons, including the Client’s Management.

It is possible that we have extracted some historical financial data used in our valuation from audited or unaudited financial statements that are the responsibility of the Target’s management. The financial statements can include explanatory notes under the generally accepted accounting principles. We have not independently verified the accuracy or completeness of that data and we do not express any opinion or offer any assurance regarding such data or the underlying financial statements.

We do not assume any responsibility for judgments regarding the presentation of financial and tax information, which are the responsibility of the management.

When the information used comes from another type of source and we base all or any part of our analysis on them, we assume that said information is reliable.

6.2  Significant aspects to be considered in interpreting the results of our work

Subject to the considerations and limitations set forth below, we are not aware of any fact that can lead us to suppose that the data and facts contained herein are not correct.

Our analysis assumes that on the Valuation Date, the Company and its assets will continue to operate as usual, i.e. we assume a normal ongoing business scenario.

In estimating the fair market price range for PESA’s share, we did not take into account any liquidity and/or control discount or premium, due to the absence of empirical studies to adequately support such premiums and discounts in our country.

It is assumed that it is the responsibility of PESA’s Management to ensure that the managements of both the Client and the Company are qualified to conduct business and that both companies comply with all laws and regulations in force.

No contingent lawsuits or claims were considered in the estimate of the fair market price range for PESA’s share.

For the purposes of our work, we assume, unless otherwise stated, that PESA complies with all necessary legal requirements to continue its normal operations.

Our estimate of the fair price range for PESA’s share does not necessarily represent the price at which such share can be purchased or sold since that price will result from the offer and potential free negotiation between the parties involving subjective elements such as expectations, market and business overview, and factors that were not taken into account in this work, such as for example, synergies or the strategic interest of the buyer, among others.

Our recommendations about the fair price are effective as of the effective date of the work expressly established in this Report. Changes in the market conditions can lead to variations substantially different from those indicated on the effective date of our work. We do not assume any responsibility for changes in the market conditions occurring after the effective date of our work and we are not required to update the report or our recommendations, analysis, conclusions or other documents related to our services after such date, for any reason whatsoever.

We do not assume any responsibility for the offeror’s impossibility to acquire the shares at the price established in this Report, nor for the considerations, evaluations and decisions made by the minority shareholders and the regulatory authorities based on such price.

The cash flow estimates are for exclusive use in the analysis of the stock value, and are not intended to be used as forecasts or projections of future operations. We do not make any examination or compilation or any work with agreed procedures with respect to cash flow data, therefore, we do not express an opinion nor offer any assurance as to the data or underlying assumptions. Besides, in general, there will be differences between the estimated results and the actual ones as, frequently, facts and circumstances do not occur as expected, and these differences can be significant.

We are not required to submit or provide additional works or services, or give testimony or appear before any court in connection with the company, the assets reviewed or this report.

We have not expressed an opinion as to whether there were violations or abuse of laws or regulations on fraud or other laws. We do not assume any responsibility to provide legal advice and we recommend that legal matters be consulted with your legal advisors.

Our Services do not constitute an audit, review or analysis of the financial statements of the Company or the projected financial statements in accordance with the generally accepted auditing standards or other applicable professional standards. Neither the Services nor the reports will constitute any kind of legal opinion or advice.  We have not conducted any review in order to detect any fraud or illegal acts, and we will not issue an opinion on the reasonableness or the convenience of the transaction proposed or any other transactions.

In rendering the Services described herein or other services, we have not (i) acted as sales agent for securities, (ii) requested any potential purchaser or seller (including you) to perform a certain transaction, or (iii) acted as negotiator of a transaction.

We do not assume any responsibility for financial or tax statements or judgments, which are the responsibility of PESA’s Management. We understand that PESA’s Management accepts responsibility for the financial statements and tax matters, with respect to the assets covered by our analysis and for the final use of our analysis and report.

Our work constitutes an independent valuation and does not entail a recommendation to the Company’s shareholders for any decision related to the MTO or the convenience to participate in it.

7 – Limitations to the use and distribution of the Report

The information contained in this Report is not intended to serve as a basis for the decisions of the Client’s Management or any other user of this report. They should conduct their own investigation and analysis.

It is understood that our fair market price range report is destined exclusively for internal use of the Client and it may only be disclosed to the Target and Argentine Exchange Commission of Buenos Aires in connection with the MTO mentioned in 1.2. above.

PHM cannot be held responsible for the decisions made and adopted by the Client based on the Report and by any other user of the report who had gained access to it. The Client and any other user of the report will be responsible for the correct understanding thereof and for conducting the necessary further studies and verifications, where applicable, before taking any decision analyzed through it.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: June 10, 2016

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer